Room 4561
Via fax (212) 247-7132

September 5, 2008

Robert W. D'Loren
Chief Executive Officer
Nexcen Brands, Inc.
1330 Avenue of Americas
New York, NY 10019

>   **Re: Nexcen Brands, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 21, 2008**
>   **Form 8-K Filed August 21, 2008**
>   **File no. 0-27707**

Dear Mr. D'Loren:

We have reviewed your response to your letter dated August 18, 2008 in connection with the above referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 4, 2008.

Form 8-K Filed August 21, 2008

1.   We note that you have entered into an amended and restated credit agreement with BTMU Capital Corporation which replaces the previous credit facility and revises several terms of the outstanding borrowings. Please tell us how you intend to account for the restructuring of the credit facility and refer to the specific accounting literature that supports your conclusion. As part of your response, please tell us whether you will account for the modification as a troubled debt restructuring under SFAS 15 or a modification or extinguishment under EITF 96-19 and EITF 98-14. You should explain how you considered each of the changes to the credit agreement, how these impacted your conclusions, and

how you determined the gain or loss, if any, to be recognized. Also, tell us the accounting impact, if any, of the warrants that may be issued.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Christine Davis, Assistant Chief Accountant at (202) 551-3408 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief